UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

                                   iHeartMedia, Inc.
(Name of Issuer)

                        Class A Common Stock, par value $.001 per share
 (Title of Class of Securities)

                                                043436104
(CUSIP Number)

David C. Abrams
c/o Abrams Capital Management, L.P.
222 Berkeley Street, 21st Floor
Boston, MA 02116
                        617-646-6100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                                      May 1, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		Names of Reporting Persons. Abrams Capital Partners II, L.P. Abrams Capital, LLC Abrams Capital Management, LLC Abrams Capital Management, L.P. David Abrams
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3		SEC Use Only
4		Source of Funds (See Instructions): WC
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6
Citizenship or Place of Organization.

Abrams Capital Partners II, L.P. – Delaware
Abrams Capital, LLC – Delaware
Abrams Capital Management, LLC – Delaware
Abrams Capital Management, L.P. – Delaware
David Abrams – United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
Abrams Capital Partners II, L.P. – 0 shares Abrams Capital, LLC – 0 shares Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams – 0 shares
	8	Shared Voting Power

Abrams Capital Partners II, L.P. – 193,127 shares
Abrams Capital, LLC – 206,717 shares
Abrams Capital Management, LLC – 252,333 shares
Abrams Capital Management, L.P. – 252,333 shares
David Abrams – 252,333 shares

	9	Sole Dispositive Power
Abrams Capital Partners II, L.P. – 0 shares Abrams Capital, LLC – 0 shares Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams – 0 shares
	10	Shared Dispositive Power

Abrams Capital Partners II, L.P. – 193,127 shares
Abrams Capital, LLC – 206,717 shares
Abrams Capital Management, LLC – 252,333 shares
Abrams Capital Management, L.P. – 252,333 shares
David Abrams – 252,333 shares

11
Aggregate Amount Beneficially Owned by Each Reporting Person

Abrams Capital Partners II, L.P. – 193,127 shares
Abrams Capital, LLC – 206,717 shares
Abrams Capital Management, LLC – 252,333 shares
Abrams Capital Management, L.P. – 252,333 shares
David Abrams – 252,333 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13
Percent of Class Represented by Amount in Row (11)

Abrams Capital Partners II, L.P. – Less than 1%
Abrams Capital, LLC – Less than 1%
Abrams Capital Management, LLC – Less than 1%
Abrams Capital Management, L.P. – Less than 1%
David Abrams – Less than 1%

14
Type of Reporting Person (See Instructions)

Abrams Capital Partners II, L.P. – OO (Limited Partnership)
Abrams Capital, LLC – OO (Limited Liability Company)
Abrams Capital Management, LLC – OO (Limited Liability Company)
Abrams Capital Management, L.P. – OO (Limited Partnership)
David Abrams – IN

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to new Class A Common Stock (“New Class A Common Stock”) of iHeartMedia, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 20880 Stone Oak Parkway, San Antonio, Texas 78258.  This Amendment is being filed by the Reporting Persons to amend the Schedule 13D originally filed by the Reporting Persons on November 29, 2011, as amended on December 17, 2018 (the “Original 13D,” as amended hereby, the “Schedule 13D”).
This Amendment is being filed to amend and supplement Items 3, 4, 5, 6 and 7 of the Schedule 13D as set forth below.
Item 3.     Source and Amount of Funds or Other Consideration
On March 14, 2018, the Issuer and certain of its direct and indirect domestic subsidiaries (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”), seeking relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code. On January 22, 2019, the Bankruptcy Court entered an order confirming the Debtors’ Modified Fifth Amended Joint Chapter 11 Plan of Reorganization (as amended, modified or supplemented from time to time, the “Plan”), and on May 1, 2019 (the “Effective Date”), the Plan became effective pursuant to its terms and the Debtors emerged from bankruptcy.  In connection with the Plan, (i) all outstanding shares of the Issuer’s capital stock, including the shares of Class A common stock previously beneficially owned by the Reporting Persons (“Old Class A Common Stock”), were cancelled and extinguished pursuant to the Plan and (ii) the Reporting Persons received the shares of New Class A Common Stock and Special Warrants reported herein in exchange for debt securities of the Issuer previously held by the Reporting Person for no additional consideration.

Item 4.  Purpose of Transaction

The information set forth in Item 3 is incorporated herein by reference.

The number of outstanding shares referred the immediately preceding paragraph is based upon the statement in the Issuer’s Quarterly Report on Form 8-K, as filed with the Securities and Exchange Commission on May 2, 2019 that that there were 56,861,941 shares of New Class A Common Stock outstanding as of the Effective Date.  Percentage calculations in the Schedule 13D are based on such statement.

The Reporting Persons may acquire additional shares of New Class A Common Stock and other securities of the Issuer from time to time or may dispose of any or all of such shares or other securities held by them at any time. The Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment.

Mr. Abrams no longer serves as a member of the board of directors of the Issuer.
The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.  Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer
(a) and (b)  See Items 7-11 of the cover pages.
Shares reported herein for Abrams Capital Partners II, L.P. (“ACP II”) represent shares beneficially owned by ACP II. Shares reported herein for Abrams Capital, LLC (“Abrams Capital”) represent shares beneficially owned by ACP II and other private investment funds for which Abrams Capital serves as general partner. Shares reported herein for Abrams Capital Management, L.P. (“Abrams CM LP”) and Abrams Capital Management, LLC (“Abrams CM LLC”) represent the above-referenced shares beneficially owned by ACP II, shares beneficially owned by other private investment funds for which Abrams CM LP serves as investment manager, and Special Warrants held by one such private investment fund to purchase 29,731 shares of New Class A Common Stock or Class B Common Stock of the Issuer. Abrams CM LLC is the general partner of Abrams CM LP. Shares reported herein for Mr. Abrams represent the above referenced shares reported for Abrams Capital and Abrams CM LLC. Mr. Abrams is the managing member of Abrams Capital and Abrams CM, LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.
(c)  The Reporting Persons have not conducted any equity transactions in securities of the Issuer during the past 60 days, except for the involuntary receipt of securities reported in Item 3.
(d)  Not applicable.
(e)  The Reporting Persons ceased to be the beneficial owner of more than 5% of any class of the Issuer’s equity securities on May 1, 2019.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
In connection with the Plan, a private investment fund for which Abrams CM LP serves as investment manager received secured notes having an aggregate face value of $107,861 and unsecured notes having an aggregate face value of $202,180 in exchange for debt securities of the Issuer, previously held by such fund for no additional consideration.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         May 6, 2019

ABRAMS CAPITAL PARTNERS II, L.P.
By: Abrams Capital, LLC,
Its General Partner

By: /s/ David Abrams
Name: David Abrams
Title: Managing Member

ABRAMS CAPITAL, LLC

By: /s/ David Abrams
Name: David Abrams
Title: Managing Member

ABRAMS CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams
Name: David Abrams
Title: Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P.
By: Abrams Capital Management, LLC,
Its General Partner

By: /s/ David Abrams
Name: David Abrams
Title: Managing Member

David Abrams

By: /s/ David Abrams
Name: David Abrams
Title: Individually